

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re:** **MediaNet Group Technologies, Inc.**
> **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
> **Filed June 29, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 4

Compensation of Executive Officers and Directors in Connection with Merger, page 8

1. Please revise to state that there were conflicts of interest in the negotiation of the merger agreement and briefly describe those conflicts in the summary.

The Merger, page 23

2. Please clearly state whether the parties had any prior affiliation before the October 18, 2008 meeting.

Post-Merger Adjustments, page 27

3. Given that there have been two amendments to the merger agreement, please set forth in one location in the filing the following information (A) at the time of the execution of the initial merger agreement, (B) at the time of the execution of the first amendment to the merger agreement, and (C) at the time of the execution of the merger restructuring:

    - the number of shares of outstanding common stock;
    - the number of shares of common stock issuable upon exercise of outstanding warrants and options;
    - the number of shares of outstanding preferred stock;
    - the conversion rate for the outstanding preferred stock;
    - the number of shares of common stock issuable upon conversion of the outstanding preferred stock; and
    - the relative voting power of the common and preferred stockholders.

    It may be that this information is most usefully presented in a tabular format. Please also include this information assuming the issuance of the maximum number of shares of common stock in the possible tender offer. Lastly, please ensure that the number of shares reflected throughout your information statement is consistent with the information provided in response to this comment, including under the heading "Dilution" and "Pro Forma Financial Information."

Conflicts of Interest, page 28

4. In the first paragraph under this heading you disclose the amounts of the loans advanced and expenses incurred by Mr. Berns as well as the amount repaid to Mr. Berns for these loans and expenses. It does not appear that the total amounts advanced and the amount repaid are the same. Please disclose whether the referenced loans included interest. If so, please state the rate and the amount of interest included in the repayment. If the loans did not include interest, please otherwise explain the difference in the amounts advanced and the amount repaid.

Voting Securities, page 57

Series A Convertible Preferred Stock, page 58

5. We reviewed your response to comment 13 in our letter dated March 31, 2010 and reissue this comment. Please delete the phrase "not less than" under this heading since the amendment to your charter provides for 500,000,000 shares of authorized common stock or tell is why it is not appropriate to do so.

Michael Hansen
MediaNet Group Technologies, Inc.
July 28, 2010
Page 3

<u>Dilution, page 58</u>

6. We reviewed your response to comment three in our letter dated March 31, 2010 and
    your revised disclosure on pages 58 and 59 in your information statement. It appears that
    the "net tangible book value per share after new shares" in each case increases. If true,
    please revise your disclosure to reflect the increase, as opposed to decrease, in "net
    tangible book value per share after new shares."

    Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-
3720 with any questions you may have.

                                             Sincerely,

                                             H. Christopher Owings
                                             Assistant Director

cc: David E. Wells
        Hunton & Williams LLP
        Via Facsimile